EXHIBIT 1

                           FINANCIAL EARNINGS RELEASE
--------------------------------------------------------------------------------
                          FIRST SHENANGO BANCORP, INC.
          First Federal Plaza, 25 N. Mill Street, New Castle, PA 16101

Contacts:           Francis A. Bonadio, President and Chief Executive Officer
                    Lonny D. Robinson, Vice President, Chief Financial Officer
                    and Treasurer
Phone:              412-654-6605
FAX:                412-658-2971

  FOR IMMEDIATE, RELEASE

  FIRST SHENANGO BANCORP, INC.  ANNOUNCES FIRST QUARTER EARNINGS

  NEW CASTLE, PA, April 23, 1998 --First Shenango Bancorp, Inc., the holding company for First Federal Savings Bank of New Castle, today reported net income for the first quarter ended March 31, 1998, of $889,000 compared to net income of $1,137,000 for the first quarter ended March 31, 1997. Diluted earnings per share for the 1998 quarter were $0.43 versus $0.56 for the 1997 quarter. For the 1998 quarter, the return on average assets and return on average equity were 0.93% and 7.48%, respectively, compared to 1.15%, and 10.68% for the 1997 quarter. Expenses of $165,000 relating to the pending merger of First Shenango with FirstFederal Financial Services Corp (NASDAQ:
  "FFSW"), which was announced February 9, 1998, negatively impacted the 1998 quarter. Without these expenses, some of which are not deductible for federal income taxes, net income would have been $1,024,000, return on average equity 8.61% and return on average assets 1.07%. As previously announced, the merger is expected to be consummated in the third quarter, pending First Shenango and FirstFederal Financial shareholder approval, regulatory approval and other customary conditions of closing. Employee Stock Ownership Plan expenses increased $49,000 due to the Company's higher stock price in 1998. A reduction in net interest income also contributed to the decline in net income, primarily due to declines in the average balances in the investment and consumer loan portfolios, partially offset by a reduction in interest-bearing liabilities due to the repayment of FHLB borrowings. Increases in mortgage loans outstanding offset lower automobile loan balances, however, at generally lower interest rates.

  Total shareholders' equity was $48,292,000 at March 31, 1998, an increase of $430,000 from $47,862,000 at December 31, 1997.

  At March 31, 1998, First Shenango's assets totalled $403,146,000 compared to $374,972,000 al December 31, 1997.

  First Shenango Bancorp is the holding company for First Federal Savings Bank of New Castle, which operates four full-service offices in Lawrence County, Pennsylvania. The Company's stock is traded under the symbol "SHEN" on the Nasdaq National Market.

                                   -Continued-

FIRST SHENANGO BANCORP, INC. (SHEN)
FINANCIAL HIGHLIGHTS (Unaudited)


                                                         Three Months Ended
                                                             March 31,
                                                     ---------------------------
INCOME STATEMENT DATA                                  1998           1997
--------------------------------------------------------------------------------

Interest income                                      $6,965,000    $7,433,000
Interest expense                                      3,890,000     4,245,000
                                                     ---------------------------
Net interest income before provision for loan losses  3,075,000     3,188,000
Provision for loan losses                               155,000       185,000
                                                     ---------------------------
Net interest income after provision for loan losses   2,920,000     3,003,000
Net gain on sale of investments and loans                 1,000             0
Other non-interest income                               190,000       204,000
Non-interest expense                                  1,723,000     1,463,000
                                                     ---------------------------
Income before income taxes                            1,388,000     1,744,000
Income taxes                                            499,000       607,000
                                                     ---------------------------
Net income                                           $  889,000    $1,137,000
                                                     ===========================



                                                         Three Months Ended
                                                             March 31,
                                                     ---------------------------
COMMON SHARE DATA (PER SHARE BASIS)                    1998           1997
--------------------------------------------------------------------------------
Basic earnings per share                             $      0.44   $     0.58
Diluted earnings per share                           $      0.43   $     0.56
Cash dividend declared                               $      0.15   $     0.12


BALANCE SHEET DATA                                     March 31, 1998   December 31, 1997
-----------------------------------------------------------------------------------------
Total assets                                           $403,146,000       $374,972,000
Loans receivable, net                                  $253,228,000       $256,006,000
Investment securities                                  $116,074,000       $ 94,659,000
Deposits                                               $275,393,000       $275,221,000
Shareholders' equity                                   $ 48,292,000       $ 47,862,000
Common shares outstanding (net of treasury shares)        2,069,007          2,069,007
Book value per common share outstanding                $      23.34       $      23.13

                                  -Continued-

FIRST SHENANGO BANCORP, INC. (SHEN)
FINANCIAL HIGHLIGHTS (Unaudited)


                                                         Three Months Ended
                                                             March 31,
                                                     ---------------------------
AVERAGE BALANCES                                       1998           1997
                                                     ---------------------------
Interest-earning assets                              $376,499,000   $393,786,000
Assets                                                386,744,000    402,866,000
Interest-bearing liabilities                          328,495,000    351,728,000
Shareholders' equity                                   48,206,000     43,176,000



                                                         Three Months Ended
                                                             March 31,
                                                     ---------------------------
RATIOS(1)                                                 1998           1997
                                                     ---------------------------
Return on average assets                                     0.93%         1.15%
Return on average equity                                     7.48%        10.68%
Net interest margin to average assets(2)                     3.45%         3.42%
Operating expense to average assets                          1.81%         1.47%
Efficiency ratio                                            52.89%        43.15%
Average interest-earning assets to average
  interest-bearing liabilities                             114.61%       111.96%
Average equity to average assets                            12.46%        10.72%

(1) With the exception of end-of-period ratios, all ratios are based on monthly average balances and are annualized where appropriate.

(2)  Computed on a fully taxable-equivalent basis.

                                     -End-